Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2006 JAN 24 P 1:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date : December 12, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

06010427

SUPPL

Dear Sir,

Sub : Information under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

This is further to our letter dated 9th December 2005, please be informed that the Board of Directors at its meeting held today, approved the acquisition of 51% of equity stake in Imperial Cancer Hospitals and Research Centre Pvt Limited, which is establishing multi speciality 220 bed hospital in its 1st Phase in 5 acres of land in the city of Bangalore at Bannerghatta Road with project outlay of Rs. 98.84 crores.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

PROCESSED
JAN 25 2006
THOMSON
FINANCIAL

PREETHA REDDY
MANAGING DIRECTOR

dlw 1/24

Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2006 JAN 24 P 1:77
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : December 13, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

With reference to above, please be informed that :-

(i) Industrial Development Bank of India Limited, in terms of loan agreement dated 23rd December 1991 has withdrawn its nominee Mr.M.Chittaranjan Kumar from the Board of the Company with effect from 6th December 2005.

(ii) Mr. G. Venkatraman has been co-opted to the Board as an Independent Director with effect from 12th December 2005.

Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

Apollo Hospitals
CHENNAI
touching lives

Date : December 9, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

RECEIVED
2006 JAN 24 P 1:7?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sir,

Sub : Information under Rule 12g3-2(b) – Notice of Board Meeting.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that the Board Meeting of the Company is scheduled to be held on Monday, 12th December 2005 to consider inter alia the proposal to acquire new hospital.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

K. PADMANABHAN
GROUP PRESIDENT

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028